Exhibit 77(i)

Terms of New or Amended Securities

1.	At the May 19, 2011 Board meeting, the Board of Trustees of ING Equity Trust (“IET”) approved the establishment of Class R Shares on behalf of the following funds (collectively, the “Funds”): ING Equity Dividend Fund; ING Growth Opportunities Fund; ING MidCap Opportunities Fund; ING Real Estate Fund; ING SmallCap Opportunities Fund; and ING Value Choice Fund. Class R shares are subject to a 0.25% shareholder service fee, as well as a 0.25% distribution fee, in each case computed based upon a Fund’s average daily net assets. Class R shares are sold without a front-end load and are subject to a contingent deferred sales charge (“CDSC”).

2.	At the May 19, 2011 Board meeting, the Board of Trustees of IET approved changes to the CDSC schedule applicable to purchases of Class A shares in the amount of $1 million or more. Class A share purchases in the amount of $1 million or more will be subject to a 1.00% CDSC if they are redeemed within 18 months of purchase.